UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007870

February 4, 2004

William G. Lawlor
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: Crown Holdings, Inc.
Incoming letter dated December 22, 2003

Dear Mr. Lawlor:

This is in response to your letter dated December 22, 2003 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. We also have received a letter from the proponent dated January 1, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dechert LLP

RECEIVED
2003 DEC 23 PM 5:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 22, 2003

VIA FEDERAL EXPRESS

BOSTON
BRUSSELS
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "Proposal") for inclusion in the Company's 2004 Annual Meeting of Shareholders proxy material (the "Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the Proposal. Six copies of Mr. Morse's letter containing the Proposal, the Company's response to Mr. Morse pursuant to Rule 14a-8(f)(1) and two subsequent letters from Mr. Morse to the Company, as well as six copies of this letter, are included herewith. We are providing this letter in support of the Company's position that it may properly omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders and pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Mr. Morse did not provide the requisite proof of continuous stock ownership.

I. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at the 2004 Annual Meeting of Shareholders.

Mr. Morse's Proposal is that "management and directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments." Under Rule 14a-8(i)(9), a company may exclude a proposal if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Consistent with the recently enacted New York Stock Exchange listing standards requiring shareholder approval of equity compensation plans, at the 2004 Annual Meeting the Company will submit to its shareholders the Crown Holdings, Inc. 2004 Stock-Based Incentive Compensation Plan (the "2004 Plan"). Under the 2004 Plan, the Compensation Committee of the Company's Board of Directors will have discretion to grant awards in the form of deferred stock, restricted stock, stock options and stock appreciation rights to attract and retain employees, including through the provision of performance-based awards, deferred compensation and severance benefits. Under the terms of the 2004 Plan, any individual who is employed by the Company will be eligible to receive an award, including the "top 5 of Management," however such phrase is interpreted.

The Company may exclude the Proposal because it directly conflicts with the 2004 Plan. Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9),the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has consistently allowed omission of shareholder proposals where an affirmative vote on both the shareholder proposal and a company proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict forms of equity compensation to senior management and the company seeks approval of an equity-based compensation plan. See, e.g., AOL Time Warner, Inc. (avail. March 3, 2003); Baxter International Inc. (avail. January 6, 2003); Osteotech, Inc. (avail. April 24, 2000); Phillips-Van Heusen Corporation (avail. April 21, 2000); and Mattel, Inc. (avail. March 4, 1999). The Proposal submitted by Mr. Morse directly conflicts with the terms of the 2004 Plan, which specifically authorizes the forms of compensation included in the Proposal and will be considered by the Board of Directors of the Company prior to submission for shareholder approval. Including both the Proposal and the 2004 Plan in the Proxy Material would present alternative and conflicting decisions for the Company's shareholders and an affirmative vote on both the Proposal and the 2004 Plan would lead to an inconsistent and ambiguous mandate from the shareholders. Accordingly, the Company may omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(9).

II. The Company, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), may exclude the Proposal because Mr. Morse failed to correct defects in the Proposal within 14 days after receipt of notice thereof from the Company.

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. Morse submitted the Proposal in a letter to the Company dated September 17, 2003, which the Company received on September 18, 2003 (a copy of which is attached hereto as Exhibit A).[1] The September 17 letter stated that Mr. Morse was "holder of over $2000.00 value in Company stock over one year," but did not provide a statement from the record owner of the securities verifying the requisite ownership. According to the Company's stock ownership records, Mr. Morse is the record owner of 42 shares of Company common stock. During the 60 calendar days prior to September 17, the market value of 42 shares of Company common stock never exceeded $331.00, and 42 shares represented less than 1% of the approximately 165 million outstanding shares of Company common stock.

The Company notified Mr. Morse, in a letter dated September 30, 2003 which Mr. Morse received on October 2, 2003 (a copy of the letter and proof of receipt by Mr. Morse are attached hereto as Exhibit B), that the Company would exclude such proposal from its Proxy Material because Mr. Morse did not continuously hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date Mr. Morse submitted the Proposal. The Company's September 30

[1] Note that, although the September 17 letter states that it may be a "duplicate letter" and that Mr. Morse finds it necessary to "rephrase" the Proposal, the Company did not receive any prior proposal from Mr. Morse.

letter provided detail regarding how Mr. Morse could remedy the eligibility defect, included a copy of Rule 14a-8 to assist Mr. Morse in understanding the requirement and stated that Mr. Morse's response had to be postmarked, or transmitted electronically, no later than 14 days from the date that Mr. Morse received the Company's notification.

Mr. Morse responded to the Company in letters dated October 3, which the Company received on October 9 (a copy of which is attached hereto as Exhibit C) and October 20, which the Company received on October 23 (which is attached hereto as Exhibit D).[2] In his responses, Mr. Morse did not supply documentary support sufficiently evidencing that Mr. Morse continuously held the Company's securities for the one-year period required by Rule 14a-8(b).

The October 3 letter from Mr. Morse attached a letter, dated October 3, from TD Waterhouse stating that Mr. Morse holds 4000 shares of Crown Holdings, Inc. and that the shares "have been held with TD Waterhouse for over a year." While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17, the date that Mr. Morse submitted the Proposal. With respect to the requirement that evidence of ownership refer to the time that the proponent submitted the proposal, Staff Legal Bulletin 14 provides as follows:

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

In the past, the Staff has consistently granted no-action relief with respect to an omission of a proposal from proxy material when the proponent did not provide evidence that the ownership requirements of Rule 14a-8(b) were satisfied as of the date that the proposal was submitted. See, e.g., Telular Corporation (avail. December 5, 2003); Intel Corporation (avail. March 10, 2003); and Pepco Holdings, Inc. (avail. January 6, 2003).

The October 20 letter from Mr. Morse attached a TD Waterhouse account statement for the period ending August 30, 2002 showing ownership of 3,700 shares of Crown Cork & Seal Company, Inc.[3] and a printout, apparently dated as of October 20, 2003, showing ownership

[2] Note that, although the October 20 letter from Mr. Morse refers to a letter dated October 9, the Company's letter to Mr. Morse was dated September 30 and received by Mr. Morse on October 2.

[3] For purposes of Rule 12g-3(a), the Company is the successor issuer to Crown Cork & Seal Company, Inc.

of 4,000 shares of the Company's common stock. With respect to periodic investment statements, Staff Legal Bulletin 14 provides as follows:

> **Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal.

In addition, the Staff has consistently granted no-action relief in cases where evidence of ownership is limited to a point in time or a period that does not include at least one year prior to the date the proponent submits the proposal. See, e.g., Intel Corporation (avail. February 15, 2002); ACLARA Biosciences, Inc. (avail. March 25, 2003); and Eastman Kodak Company (avail. February 7, 2001).

In summary, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal from the Proxy Material.

* * *

For the reasons stated above, the Company intends to omit the Proposal from the Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.

If you have any questions regarding the above, please call me at (215) 994-2823 or Ian A. Hartman at (215) 994-2277. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

William G. Lawlor

cc: Robert D. Morse

EXHIBIT A

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

This may be a duplicate letter, as there is uncertainty of previous mailing.

I find it necessary to rephrase my Proposal and Reasoning, due to mis-undertanding that I only have one Proposal, the other wording, offering information to shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 17, 2003

Office Of The Secretary
Crown Cork & Seal Company
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse
Robert D. Morse

EXHIBIT B

CROWN HOLDINGS, INC.

One Crown Way
Philadelphia, PA 19154-4599
Main Phone: (215) 698-5100

September 30, 2003

VIA AIRBORNE EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This letter is in response to the proposal that you submitted to Crown Holdings, Inc. in your letter dated September 17, 2003. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the company will exclude such proposal from its proxy materials because you have not continuously held at least $2000 in market value, or 1% of the company's securities entitled to be voted on the proposal for at least one year by the date you submitted your proposal. According to the company's stock record books, you are the registered holder of 42 shares of common stock, with a market value below $2,000. Under Rule 14a-8(b), a copy of which is enclosed with this letter, you must prove your eligibility to submit a shareholder proposal to the company.

If you hold sufficient additional shares of Crown Holdings, Inc. common stock, you may prove your eligibility to the company in one of the following two ways:

(1) submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year along with your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(2) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, you <u>may</u> satisfy your eligibility requirements by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, (ii) your written statement that you continuously held the required number of shares for the one-year period as of the date of the

statement and (iii) your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your response to this letter, if any, must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

Sincerely,

William T. Gallagher
Secretary

WTG/rmh
Enclosures

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to

hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Receiver:

MR. ROBERT D. MORSE
Moorestown, NJ 08057
United States

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EXHIBIT C

RECEIVED
OCT - 9 2003

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**
October 3, 2003

William T. Gallagher, Secretary
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

Dear Secretary:

The problem is an aftermath of the desire to discontinue issuing certificates, and the immediate jump by Corporate entities to asking for verification from the trading agency. It is an imposition on that company's time to produce a letter showing one year's ownership of $2000.00 in value of stocks owned for every Proposal entered. Further, the S.E.C. has been induced to state that monthly reports showing date of purchase, and follow up statements still containing listing of Holdings are not acceptable as proof. This is a nominal requirement, yet pressure has been applied to cause the S.E.C to make that change in rules. This is a pitiful source of discouragement to enter a Proposal, and the fourth time a certification has been asked. Perhaps proponents will revert to asking that certificates be issued, another cost of business.

Enclosed is the TD Waterhouse statement of ownership for over one year.
I intend to hold ownership until after the Year 2004 meeting.

I will thank the brokerage office for their understanding and assistance, and apologize for the nitpicking demands of some corporations legal departments as above described.

Enclosures: TD Waterhouse Report
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse

Robert D. Morse

TD WATERHOUSE

210 Lake Drive East, Suite 106
Cherry Hill, NJ 08002
Telephone No. (800) 934-4448

October 3, 2003

Robert D Morse
212 Highland Ave.
Moorestown, NJ 08057

Re: Account # [redacted] DELETED AS PRIVATE

Dear Mr. Morse,

I am writing in response to your recent inquiry regarding your account with TD Waterhouse Investor Services, Inc.

Our records indicate that you currently hold 4000 shares of Crown Holdings Inc. in the aforementioned account with TD Waterhouse. These shares have been held with TD Waterhouse for over a year.

If you have any questions regarding this matter, please call Customer Service at 1-800-934-4448.

Sincerely,

Jeffrey S. Lenetsky
Investment Consultant

EXHIBIT D

Robert D. Morse
212 Highland Ave
Moorestown, NJ 08057-2717

Ph: [1] 856 235 1711
October 20, 2003

Office of the Secretary
Crown Holdings
One Crown Way
Philadelphia, PA 19154-4599

Dear Secretary:

As of this date, I have not received letter from TD Waterhouse, Inc. confirming my holdings for over one year of Crown Holdings. They have already accommodated me three times on other requests. It is apparent I am unfairly asking too much of their personnel's time on a matter of no importance to them.

Frankly, your and other companies are too demanding in using a wrongful S.E.C. Rule that will not accept their printout of purchase date and present holdings of same stocks Most companies are grateful to have purchasers not asking for a certificate AND the result will be to have one issued if you persist in nitpicking delaying tactics of a legitimate proposal.

Your letter dated October 9, 2003 was received and I immediately tried to comply by October 24th, which is approaching. I will again phone home to ask if a confirmation letter has arrived to place in prepared mailing envelope.

Failing that, a copy of this will be forwarded to the S.E.C. to show the need of reform of their deterrent Rules.

Sincerely,

Robert D. Morse

Robert D Morse

f

portfolio value summary | portfolio positions long | income and expense summary | monthly activity summary | securities purchased and sold
checks issued and deposited | dividend and interest activity | money market activity | chronological recap of above monthly activity |
important legal information

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
[redacted] PRIVATE	07/31/2002	08/30/2002

ROBERT D MORSE
212 HIGHLAND AVE
MOORESTOWN NJ 08057-2717

BRANCH INFORMATION

210 LAKE DRIVE EAST STE 106
WOODLAND FALLS
CHERRY HILL, NJ 08002

CUSTOMER SERVICE: (800) 934-4448

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PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION

August 30, 2002


MM FUND
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC				
MONEY MARKET FUND	$146.52	.2	$ 2,907.30	5.9
STOCKS	60,327.59	99.8	46,506.49	94.1
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$60,474.11	100.0	$49,413.79	100.0

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PORTFOLIO POSITIONS LONG

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
CASH								
CASH								
CASH								
CASH								
CASH	2,000	[illegible]				0.3		
CASH	3,700	CROWN CORK & SEAL CO INC	CCK	5.820	21,534.00			
CASH	10,000							
CASH	200							
CASH	140							
CASH	200							
CASH	200							
CASH	3,500							

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My Account: Holdings

Trade	Account	Symbol	Description	CurrentQty	Previous Day'sQty	Previous Day's Close
Trade	Cash					
Trade	Cash					
Trade	Cash					
Trade	Cash					
Trade	Cash					
Trade	Cash	CCK	CROWN HOLDINGS INC	4,000.0000	4,000.0000	7.800
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RECEIVED
2004 JAN 13 PM 12: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 1, 2004

Re: December 23rd 2003 letter from
William G. Lawlor of Dechert LLP
For Crown Holdings. Inc.

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

His, {Mr.Lawlor's] letter might be construed as ineptly prepared for its continual repetitiveness in presenting arguments for deletion of my proposal Page 1, Par.1,.states at bottom ---"because the Proposal directly conflicts with a proposal to be submitted—", then is immediately repeated on Par 2, Item 1.

A third, on Page 1, Par 3, line 4, in parenthesis, states "the proposal directly conflicts with one of the company's own proposals to be submitted---" There is NO INCLUDED COPY OF SUCH PROPOSAL ! This indicates that one may well have been prepared or not yet, after receiving my Proposal of September 17, 2003, and other letters.

In a decision of a few years back, this Proponent was barred unfairly, since my proposal preceded a company similar one. Any corporation wishing to delete can formulate a similar one and undermine a prior one. The Rule is therefore discriminatory.

Page 2, Item II refers to lack of proof of continuous ownership. Quote: "The September 17 ---did not provide a statement from the record owner—" Since under "street holder", new cost and safety elimination of certificates, this was impossible. I provided acquisition and holding printouts from TD Waterhouse {not acceptable as several sales and re-buys could occur [none shown on printout] .

Page 3, Par 3, line 3 "While the TD Waterhouse letter provides evidence of ownership for over a year as of October 3, the letter does not state that Mr. Morse continuously held the requisite securities for at least one year as of September 17". Note that September 17th date usually precedes October 3, on any standard calendar.

Page 3 Par. 5. Answer of "NO" to SEC provided Q & A to proposals of record holder proof of ownership. There is no record holder under newer method of trading in securities by leaving in custody of a broker or other provider of trading. This nullifies the Rule as presented.

This Proponent again states that it is an imposition on a non interested third party to be asked to provide a letter of proof when its same evidence is available by computer e-mail printout. Would any reputable company ruin its integrity by otherwise presenting such records ?

It is again noted that such meticulously kept records and presented previous decisions do not include information that it is improper to ask the S.E.C to consult by phone prior to issue of a disappointing decision without including the Proponent.

Enclosed copy of "proof of delivery" is not signed by my household. It was left between storm and front door as was another, [both found later}, which is little used of four, being 50 ft. from curb and other doors easily assessed to vehicles. Mailbox is convenient at front kitchen door.

Enclosures:

Copy of Paperwork Reduction Act {ignored 26 pages]:
Six copies of letter to S.E.C.
Copies to Dechert & Crown Holdings, Inc.
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown Holdings, Inc.
Incoming letter dated December 22, 2003

The proposal requests that the Management and Directors consider discontinuing all rights, options, SARs and possible severance payments to the top 5 of management after expiration of existing plans or commitments.

There appears to be some basis for your view that Crown Holdings may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Crown Holdings seeking approval of an incentive compensation plan. You also represent that the proposal has terms and conditions that conflict with those set forth in Crown Holdings' proposal. You indicate that the proposal and the matter sponsored by Crown Holdings present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Crown Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Crown Holdings relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor